Corporate Communications



Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Tel. +41 58 858 87 10
Fax +41 58 858 87 19



File N° 82-4093

Media release

Successful business year 2004: significant increase in operating profit and net income

- Sale volumes up across all Group regions and segments
- Net sales up 4.9 percent at CHF 13.215 billion
- Operating profit lifted by 16.9 percent to CHF 2.251 billion
- EBITDA margin reaches 27.2 percent (2003: 26.3)
- Net income after minority interests rises 33.2 percent to CHF 914 million
- Dividend increase to be proposed

March 2, 2005

2004 consolidated financial statements
Last year's global economic recovery stimulated construction activity and accelerated the pace of growth within the Holcim Group. All Group regions witnessed an increase in demand for cement, aggregates and concrete. Thanks to solid internal growth, earnings forecasts were clearly surpassed. Holcim achieved above-average increases in operating results as well as net income. The improved margins and higher earnings per share are particularly worthy of note.

Sales development and financial results
Cement and clinker deliveries rose to 102.1 million tonnes (2003: 94.3). Sales of aggregates were lifted to 104.2 million tonnes (2003: 95.9), and ready-mix concrete volumes reached 29.3 million cubic meters (2003: 27.0).

Net sales rose by 4.9 percent to CHF 13,215 million (2003: 12,600). Consolidated operating profit increased by 16.9 percent to CHF 2,251 million (2003: 1,925). The operating EBITDA margin increased once again, standing at 27.2 percent (2003: 26.3). This was attributable not only to improved capacity utilization rates but also to various cost-cutting measures taken across all areas. Cash flow from operating activities remained stable at CHF 2,622 million (2003: 2,619). Net income after minority interests increased 33.2 percent to CHF 914 million (2003: 686).

Regional influences
Construction activity in Europe was on the increase in most countries. Cement deliveries in Group region Europe grew by an encouraging 16.2 percent to 30.8 million tonnes. Practically all Group companies posted higher operating results, in some cases achieving substantial improvements. Operating profit increased by 37.3 percent to CHF 662 million.

The upswing in North America continued, and the US cement industry was operating at capacity limits. Holcim lifted regional cement sales by 1.7 percent to 17.5 million tonnes while recording a significant increase in the share of own output. For capacity reasons Holcim US focused on key accounts and the higher price segment. Consolidated operating profit in North America grew by 19.0 percent to CHF 325 million in spite of a weak US dollar.

The pace of growth in Latin America accelerated in a majority of markets. Consolidated cement deliveries were up by 6.7 percent to 20.6 million tonnes. Special mention should be made of the widescale efficiency enhancement programs underway. Despite a weaker US dollar, the Group region's operating profit contracted by only 5.6 percent to a still impressive CHF 723 million, and in local currencies even showed an increase of 2.3 percent.

Economic development in Group region Africa Middle East was dominated by various local factors. Construction industry order volumes grew significantly in South Africa and Morocco, and Lebanon also made progress. Consolidated cement deliveries increased by 9.4 percent to 14.0 million tonnes. Distinctly stronger results namely from the large Group companies improved the region's consolidated operating profit by 28.9 percent to CHF 370 million.

The Asia Pacific region saw some impressive growth rates. Shored up by residential construction and infrastructure development projects, cement consumption increased in virtually all markets, in some cases sharply. Consolidated cement sales were up by 11.2 percent to 25.8 million tonnes. Operating profit increased 10.6 percent to CHF 219 million, driven mainly by Group companies in Thailand, the Philippines, Vietnam, Australia and New Zealand.

Investment activity
Net investments in property, plant and equipment were down to CHF 1,123 million (2003: 1,292). Key investments in this area included new kiln lines in Slovakia, Costa Rica and Romania. Investments in rationalization, environmental measures and occupational safety totaled CHF 838 million (2003: 915).

Proposed dividend
The Board of Directors will be proposing to the annual general meeting on May 3, 2005 that the gross dividend on the share capital (increased last year) be raised by CHF -.10 to CHF 1.25 (2004: 1.15) per registered share.

Outlook for 2005
Global economic growth is expected to remain solid. In most countries, the continuing robust state of the construction sector will support the existing high level of demand for cement, aggregates and concrete. Given that Holcim will be taking further steps to increase efficiency in the Group, the Board of Directors and the Executive Committee are expecting to see an improvement in results in the current financial year too.

Holcim is about to embark on two major expansion moves. Both, the bid to shareholders of Aggregate Industries plc (UK) and the offer to shareholders of The Associated Cement Companies and Ambuja Cement Eastern in India have won the support of the respective Boards of Directors. These takeovers would positively impact on Holcim's earnings per share and crucially expand the Group's global presence.

Reelection to the Board of Directors
The Group's articles of incorporation stipulate that since last year's annual general meeting elections have to be scheduled such that every year the term of office of approximately one third of the members of the Board of Directors expires. Accordingly, at the general meeting of May 3, 2005 Willy Kissling, Erich Hunziker, Andreas von Planta and Gilbert Probst will be standing for reelection for a further term of office of three years, and Thomas Schmidheiny, Wolfgang Schürer and Dieter Spälti for a further term of one year. At its last meeting the Board of Directors appointed Andreas von Planta new Vice Chairman of the company with effect from the 2005 AGM.

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Holcim is one of the world's leading suppliers of cement, as well as aggregates (gravel and sand), concrete and construction-related services. The Group has majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: phone +41 58 858 87 10
Investor Relations: phone +41 58 858 87 87

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You can download the preprint of the annual report 2004 from www.holcim.com

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Press conference:
Wednesday, March 2, 2005, at 9 a.m., Holcim, Hagenholzstrasse 85, CH-8050 Zurich

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Holcim Group		2004	2003	+/-%	+/-% local currency
Annual cement production capacity	million t	154.1	145.2	+6.1	
Sales of cement and clinker	million t	102.1	94.3	+8.3	
Sales of aggregates	million t	104.2	95.9	+8.7	
Sales of ready-mix concrete	million m^3	29.3	27.0	+8.5	
Net sales	million CHF	13,215	12,600	+4.9	+8.0
Operating EBITDA	million CHF	3,588	3,311	+8.4	+12.2
Operating EBITDA margin	%	27.2	26.3		
EBITDA	million CHF	3,619	3,383	+7.0	+10.5
Operating profit	million CHF	2,251	1,925	+16.9	+21.2
Operating profit margin	%	17.0	15.3		
Net income before minority interests	million CHF	1,153	932	+23.7	+27.8
Net income after minority interests	million CHF	914	686	+33.2	+37.8
Net income margin	%	6.9	5.4		
Cash flow from operating activities	million CHF	2,622	2,619	+0.1	+3.3
Cash flow margin	%	19.8	20.8		
RONOA	%	14.1	12.2		
Net financial debt	million CHF	6,810	8,299	-17.9	-12.9
Funds from operations [1]/Net financial debt	%	38.1	28.6		
Shareholders' equity including interests of minority shareholders	million CHF	10,708	9,499	+12.7	+18.9
Gearing [2]	%	63.6	87.4		
Personnel	31.12.	46,909	48,220	-2.7	
Earnings per dividend-bearing share	CHF	4.32	3.51	+23.1	+27.4
Earnings per share (fully diluted)	CHF	4.28	3.49	+22.6	+27.0
Cash earnings per share [3]	CHF	5.95	4.96	+20.0	+23.5
Gross dividend	million CHF	279 [4]	225	+24.0	
Gross dividend per share	CHF	1.25 [4]	1.15	+8.7	

Principal key figures in USD (illustrative) [5]					
Net sales	million USD	10,657	9,403	+13.3	
Operating EBITDA	million USD	2,894	2,471	+17.1	
Operating profit	million USD	1,815	1,437	+26.3	
Net income after minority interests	million USD	737	512	+43.9	
Cash flow from operating activities	million USD	2,115	1,954	+8.2	
Net financial debt	million USD	5,974	6,693	-10.7	
Shareholders' equity	million USD	9,393	7,660	+22.6	
Earnings per dividend-bearing share	USD	3.48	2.62	+32.8	

Principal key figures in EUR (illustrative) [5]					
Net sales	million EUR	8,581	8,289	+3.5	
Operating EBITDA	million EUR	2,330	2,178	+7.0	
Operating profit	million EUR	1,462	1,266	+15.5	
Net income after minority interests	million EUR	594	451	+31.7	
Cash flow from operating activities	million EUR	1,703	1,723	-1.2	
Net financial debt	million EUR	4,394	5,320	-17.4	
Shareholders' equity	million EUR	6,908	6,089	+13.5	
Earnings per dividend-bearing share	EUR	2.81	2.31	+21.6	

1 Net income before minority interests and depreciation and amortization.
2 Net financial debt divided by shareholders' equity including interests of minority shareholders.
3 Excludes the amortization of goodwill and other intangible assets.
4 Proposed by the Board of Directors.
5 Income statement figures translated at average rate; balance sheet figures at year-end rate.